                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                         FIRST FEDERAL BANCSHARES, INC.
                       (Name of Subject Company (Issuer))

                         FIRST FEDERAL BANCSHARES, INC.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    32021B103
                      (CUSIP Number of Class of Securities)

                                 James J. Stebor
                      President and Chief Executive Officer
                         First Federal Bancshares, Inc.
                               109 E. Depot Street
                              Colchester, IL 62326
                                 (309) 776-3225
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:
                              Paul M. Aguggia, Esq.
                              Aaron M. Kaslow, Esq.
                      Muldoon Murphy Faucette & Aguggia LLP
                            5101 Wisconsin Avenue, NW
                             Washington, D.C. 20016
                                 (202) 362-0840

                            CALCULATION OF FILING FEE
         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
              $19,040,000                                   $3,808

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 560,000 of common stock of First Federal Bancshares, Inc. at the maximum tender offer purchase price of $34.00 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $3,808                       Form or Registration Number: Schedule TO
      Filing Party: First Federal Bancshares, Inc.         Date Filed: April 16, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

         This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on April 16, 2004 and amended on April 29, 2004, April 30, 2004 and May 24, 2004, relating to the issuer tender offer of First Federal Bancshares, Inc., a Delaware corporation, to purchase up to 560,000 shares of its common stock, $0.01 par value per share. First Federal Bancshares is offering to purchase these shares at a price not greater than $34.00 nor less than $31.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment No. 4 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, as amended, is incorporated in this Amendment No. 4 to Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

         The offer expired at 5:00 p.m., Mountain time, on May 21, 2004. According to the depositary, an aggregate of 842,911 shares were validly tendered at or below the price of $33.50, not withdrawn and available for purchase by the Company pursuant to the offer. The Company, effective May 28, 2004, accepted for purchase 559,993 of the tendered shares at the purchase price of $33.50 per share, net to the seller in cash, which resulted in a final proration factor of 66.40749% being applied to the purchase of shares tendered under the offer, other than shares tendered pursuant to qualifying odd lot tenders.

         On May 28, 2004, the Company issued a press release announcing the completion of its tender offer. The press release is included herein as Exhibit
(a)(5)(x) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

   The following exhibits are submitted herewith:

       (a)(1)(i)     Offer to Purchase dated April 16, 2004.*
       (a)(1)(ii)    Letter of Transmittal.*
       (a)(1)(iii)   Notice of Guaranteed Delivery.*
       (a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.*
       (a)(1)(v) Instruction form for shares held by 401(k) plan participants.*
       (a)(2)        None.
       (a)(3)        None.
       (a)(4)        None.
       (a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
       (a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
       (a)(5)(iii) Form of letter to stockholders dated April 16, 2004 from the President and Chief Executive Officer of First Federal Bancshares.*
       (a)(5)(iv)    Form of Question-and-Answer Brochure.*
       (a)(5)(v)     Form of Guidelines for Substitute Form W-9.*
       (a)(5)(vi)    Press Release.*
       (a)(5)(vii)   Form of memo to employees of First Federal Bancshares.*
       (a)(5)(viii)  Press Release dated April 30, 2004.*
       (a)(5)(ix)    Press Release dated May 24, 2004.*
       (a)(5)(x)     Press Release dated May 28, 2004.
       (b)           None.
       (d)           None.
       (g)           None.
       (h)           None.

         *Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2004

                                          FIRST FEDERAL BANCSHARES, INC.


                                          /s/ James J. Stebor
                                          --------------------------------------
                                          James J. Stebor
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER